April 7, 2006 at 1.00 pm

82-1544

SALOMON S.A. SOCIAL PLAN COURT HEARING CANCELLED

The Works Council and Salomon S.A. have agreed to continue with the social plan process that was started last December, concerning the reorganization of the company. As a consequence the Works Council has withdrawn its petition to suspend the reorganization.

The three year turn-around program is expected to ensure Salomon's future competitiveness. Amer Sports expects to realize annual cost-savings in excess of EUR 40 million by the end of 2008.

FOR ADDITIONAL INFORMATION, CONTACT:
Mr Heikki Koponen, Director, Legal Affairs
Tel. +358 40 8443448, e-mail: heikki.koponen@amersports.com

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com


SEC MAIL
PROCESSING
RECEIVED
APR 14 2006
WASH. D.C.
203
SECTION

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com



06012595

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon, and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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